UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2019

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-10 (Registration No. 333-234652) of Liminal BioSciences Inc. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit	Description

99.1	News release, dated November 25, 2019.

99.2	News release, dated November 15, 2019.

99.3	Material Change Report, dated November 25, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: November 26, 2019	By:	/s/ Kenneth Galbraith
		Name	Kenneth Galbraith
		Title:	Chief Executive Officer

Exhibit 99.1

Press Release

For immediate release

LIMINAL BIOSCIENCES ANNOUNCES CLOSING OF DIVESTITURE OF BIOSEPARATIONS DIVISION TO KKR

LAVAL, QC, ROCKVILLE, MD and CAMBRIDGE, UK – November 25, 2019 – Liminal BioSciences Inc. (NASDAQ & TSX: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company focused on developing novel therapeutics to treat unmet needs in patients with liver, respiratory and kidney disease, announced today it has closed on the previously announced divestment of its Isle of Man-based bioseparations business operated through its subsidiary Prometic Bioseparations Ltd. (“PBL”) to KKR & Co., a leading global investment firm (“KKR”).

“We are very pleased to close on the sale of our bioseparations business to KKR” said Kenneth Galbraith, the CEO of Liminal BioSciences. “This transaction significantly strengthens the Company’s financial position. We expect that the proceeds to us on closing will extend our cash runway and allow for additional research and development investments in our small molecule therapeutics division.”

Subject to the terms and conditions of the share purchase agreement with KKR, the Company is entitled to receive up to an aggregate of GBP 45 million under the transaction. The base purchase price of approximately GBP 29 million was paid at closing of the transaction taking into account certain pre-closing adjustments (the “Closing Payment”). The original upfront payment of GBP 32 million was reduced by GBP2.5 MM to be potentially released to the Company subject to the satisfaction of certain post-closing matters (the “Holdback Amount”), and by GBP 0.5 MM for certain pre-closing adjustments, resulting in a Closing Payment of approximately CAD$ 50 million, subject to certain post-closing adjustments for working capital and indebtedness. In addition to the Closing Payment and the Holdback Amount, Liminal BioSciences will be entitled to receive up to GBP 13 million in deferred milestone payments, which are contingent upon the achievement of future annual PBL revenue thresholds.

Press Release for immediate release	1

As a result of the closing of this transaction, the principal amount available under the non-revolving CAD$75.0 million line of credit available to the Company under the amended loan agreement entered into on November 11, 2019 with the Company’s majority shareholder, Structured Alpha LP, was automatically reduced by an amount equal to the net proceeds received by the Company upon the closing of this transaction.

The Company expects to provide additional details regarding the accounting treatment of the gain to be recognized on the sale of PBL as part of its annual report and fourth quarter 2019 financial results.

About Liminal BioSciences Inc.

Liminal BioSciences is an innovative biopharmaceutical company with a broad pipeline of small molecule therapeutics under development to treat unmet needs in patients with liver, respiratory and kidney disease, with a focus on rare or orphan diseases. Liminal BioSciences’ research involves the study of several G-protein-coupled-receptors, GPR40, GPR84 and GPR120, known as free fatty acid receptors (FFAR’s). These drug candidates have a novel mechanism of action as agonist (“stimulator”) of GPR40 and GPR 120, and antagonist (“inhibitor”) of GPR84. Our lead drug candidate, PBI-4050, is expected to enter Phase 3 clinical studies for the treatment of Alström Syndrome after further consultation and approval by the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”). A second drug candidate, PBI-4547, is currently in a Phase 1 clinical study.

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its wholly-owned subsidiary Prometic BioProduction Inc. to isolate and purify biopharmaceuticals from human plasma. Our lead plasma-derived therapeutic product is RyplazimTM (plasminogen) for which the Company expects to file a Biological License Application with the FDA in the first half of 2020 seeking approval to treat patients with congenital plasminogen deficiency.

Press Release for immediate release	2

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward-looking information includes statements concerning, among other things, statements with respect to the timing of any planned Biologics License Application filing, timing of initiation of Liminal BioSciences’ planned clinical trials, the payment of the Holdback Amount, the achievement of annual PBL revenue threshold and the correlated deferred payments and the provision of details regarding the accounting treatment of the gain to be recognized on the sale of PBL.

These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Liminal BioSciences’ to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in the Annual Information Form for the year ended December 31, 2018, under the heading “Risks and Uncertainties related to Liminal BioSciences’ Business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

Press Release for immediate release	3

For further information please contact:

For further information please contact:

Bruce Pritchard

b.pritchard@liminalbiosciences.com

+1 450.781.0115

Patrick Sartore

p.sartore@liminalbiosciences.com

+1 450.781.0115

Press Release for immediate release	4

Exhibit 99.2

Press Release

For immediate release

LIMINAL BIOSCIENCES TO COMMENCE TRADING

COMMON SHARES ON NASDAQ

LAVAL, QC, ROCKVILLE, MD and CAMBRIDGE, UK – November 15, 2019 – Liminal BioSciences Inc. (TSX: LMNL, OTCQX: PFSCF) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company focused on developing novel therapeutics to treat unmet needs in patients with liver, respiratory and kidney disease, announced today that it has filed a Form 40-F Registration Statement with the U.S. Securities and Exchange Commission (“SEC”), which has become effective, and its common shares have been approved for trading on the Nasdaq Global Market ( “NASDAQ”). Trading is expected to commence on NASDAQ on Monday, November 18, 2019, under the ticker symbol ‘LMNL’. The Company’s common shares will continue to trade on the Toronto Stock Exchange under the symbol “LMNL”.

“Having our common shares traded on NASDAQ represents an important step for Liminal, as we continue to focus on the successful development and commercialization of our proprietary clinical-stage products, including Ryplazim™ and PBI-4050”, stated Kenneth Galbraith, Chief Executive Officer of the Company.

About Liminal BioSciences Inc.

Liminal BioSciences is an innovative biopharmaceutical company with a broad pipeline of small molecule therapeutics under development to treat unmet needs in patients with liver, respiratory and kidney disease, with a focus on rare or orphan diseases. Liminal BioSciences’ research involves the study of several G-protein-coupled-receptors, GPR40, GPR84 and GPR120, known as free fatty acid receptors (FFAR’s). These drug candidates have a novel mechanism of action as agonist (“stimulator”) of GPR40 and GPR 120, and antagonist (“inhibitor”) of GPR84. Our lead drug candidate, PBI-4050, is expected to enter Phase 3 clinical studies for the treatment of Alström Syndrome after further consultation and approval by the U.S. Food and Drug Administration (the “FDA”)

1

and the European Medicines Agency. A second drug candidate, PBI-4547, is currently in a Phase 1 clinical study.

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its wholly-owned subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Our lead plasma-derived therapeutic product is Ryplazim™ (plasminogen), for which the Company expects to file a Biologics License Application with the FDA in the first half of 2020 seeking approval to treat patients with congenital plasminogen deficiency. The Company also operates a contract development and manufacturing operation in the United Kingdom, Prometic Bioseparations Ltd. (“PBL”). Liminal BioSciences has entered into a binding share purchase agreement for the divestment of PBL, expected to close in the fourth quarter of 2019, subject to customary closing conditions.

Liminal BioSciences has active business operations in Canada, the United Kingdom, the United States, and the Isle of Man.

Forward Looking Statement

This presentation contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties, including the date on which Liminal BioSciences’ common shares begin trading on the NASDAQ, the timing of any planned Biologics License Application filing, the closing of the share purchase agreement for the divestment of PBL and timing of initiation of Liminal BioSciences’ planned clinical trials. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Liminal BioSciences’ to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the

2

regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in the Annual Information Form for the year ended December 31, 2018, under the heading “Risks and Uncertainties related to Liminal BioSciences’ Business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

For further information please contact:

Bruce Pritchard

b.pritchard@liminalbiosciences.com

+1 450.781.0115

Patrick Sartore

p.sartore@liminalbiosciences.com

+1 450.781.0115

3

Exhibit 99.3

Liminal BioSciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Liminal BioSciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Liminal BioSciences” or the “Company”)

Item 2 -	Date of Material Change

November 15, 2019

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Liminal BioSciences on November 15, 2019 and disseminated on newswires in Canada and United States.

Item 4 -	Summary of Material Change

Liminal BioSciences to commence trading common shares on Nasdaq.

Item 5 -	Full Description of Material Change

Liminal BioSciences Inc. (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company focused on developing novel therapeutics to treat unmet needs in patients with liver, respiratory and kidney disease, announced today that it has filed a Form 40-F Registration Statement with the U.S. Securities and Exchange Commission (“SEC”), which has become effective, and its common shares have been approved for trading on the Nasdaq Global Market ( “NASDAQ”). Trading is expected to commence on NASDAQ on Monday, November 18, 2019, under the ticker symbol ‘LMNL’. The Company’s common shares will continue to trade on the Toronto Stock Exchange under the symbol “LMNL”.

“Having our common shares traded on NASDAQ represents an important step for Liminal, as we continue to focus on the successful development and commercialization of our proprietary clinical-stage products, including Ryplazim™ and PBI-4050”, stated Kenneth Galbraith, Chief Executive Officer of the Company.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Marie Iskra

General Counsel

(450) 781-0115

m.iskra@liminalbiosciences.com

Item 9 -	Date of Report

November 25, 2019

Liminal BioSciences Inc.

(s) Marie Iskra

Marie Iskra

General Counsel